Extraodinary General Meeting of Shareholders of XTL Biopharmaceuticals Ltd.

Date: May 15, 2018

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To re-elect Mr. Oded Nagar to hold office as an external director of the Company, commencing on March 25, 2018 for a period of three (3) years, until March 24, 2021.	☐	☐	☐

	Yes	No
Are you a controlling shareholder in the Company, or have a personal interest in the approval of Mr. Oded Nagar re-election other than a personal interest unrelated to relationships with a controlling shareholder of the Company? *Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.*	☐	☐

	For	Against	Abstain
2. To re-elect Ms. Osnat Hillel Fein to hold office as an external director of the Company, commencing on March 25, 2018 for a period of three (3) years, until March 24, 2021.	☐	☐	☐

	Yes	No
Are you a controlling shareholder in the Company, or have a personal interest in the approval of Ms. Osnat Hillel Fein re-election other than a personal interest unrelated to relationships with a controlling shareholder of the Company? *Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.*	☐	☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ________________ Please Date Above ________________

Please Sign Here ________________ Please Date Above ________________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraodinary General Meeting Of Shareholders of XTL Biopharmaceuticals Ltd. to be held May 15, 2018 For Holders as of April 16, 2018

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 pm NYC Time on May 9, 2018.

PROXY TABULATOR FOR
XTL BIOPHARMACEUTICALS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

XTL BIOPHARMACEUTICALS LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12 p.m. NYC Time on May 9, 2018)

The undersigned Holder of American Depositary Receipts ("ADRs") hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of shares or other Deposited Securities represented by such ADRs of XTL Biopharmaceuticals Ltd (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business **April 16, 2018**, at the Company's **Extraodinary General Meeting of Shareholders** to be held on **May 15, 2018 at 10:00 a.m. (Israel time)** at the offices of the Company's counsel, Doron Tikotzky Kantor Gutman & Amit Gross, 7 Metsada St., B.S.R. Tower 4, 33rd Floor, Bnei Brak, Israel.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

To review materials for the upcoming EGM, please visit: www.xtlbio.com

PROXY TABULATOR FOR
XTL BIOPHARMACEUTICALS LTD.
P.O. Box 8016
CARY, NC 27512-9903